

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 21, 2017

Jude Beres
Chief Financial Officer
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, MI 48089

> **Re:** **Universal Logistics Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 000-51142**

Dear Mr. Beres:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk for

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure